                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                 AMENDMENT NO. 1 TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The  undersigned  investment  company  hereby  notifies the U.S.  Securities and
Exchange Commission that it is amending and adopting as its own the notification of  registration of Templeton  China World Fund,  Inc., a Maryland  corporation, under and pursuant to the provisions of Section 8(a) of the  Investment  Company
Act of 1940, as amended,  and in connection  with such amendment of notification of registration submits the following information:

Name of registrant:                     TEMPLETON CHINA WORLD FUND

Address of Principal Business Office:   500 East Broward Boulevard, Suite 2100
                                        Ft. Lauderdale, Florida 33394-3091

Telephone Number (including area code): (947) 527-7500

Name and address of agent for           Lori A. Weber, Assistant Secretary
service of process:                     Templeton China World Fund
                                        500 East Broward Boulevard, Suite 2100
                                        Ft. Lauderdale, Florida 33394-3091

Copies to:            Barbara J. Green, Vice President and Secretary
                      Templeton China World Fund
                      500 East Broward Boulevard, Suite 2100
                      Ft. Lauderdale, Florida 33394-3091

                      Bruce G. Leto, Esq., Stradley, Ronon, Stevens & Young, LLP
                      2600 One Commerce Square, Philadelphia, PA 19103-7098

Check appropriate Box:

Registrant is filing a  Registration  Statement  pursuant to Section 8(b) of the
Investment Company Act of 1940, as amended, concurrently with the filing of Form
N-8A: YES [X]* NO []

*    In connection with a reorganization changing the domicile of the investment company from Maryland to Delaware and  converting  the  investment  company from a closed-end management investment company into an open-end management investment company, the registrant,  Templeton China World Fund, a Delaware statutory trust, filed with the U.S.  Securities and Exchange  Commission a registration  statement on Form N-1A,  under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on April
     16, 2003. A  pre-effective  amendment to such  registration  statement  was filed with the U.S.  Securities  and Exchange  Commission on July 23, 2003.
     The registration  statement is anticipated to become effective on August 8,
     2003.

                                   SIGNATURES

Pursuant to the requirements of the Investment  Company Act of 1940, as amended, the registrant has caused this amendment of  notification  of registration to be duly  signed on its behalf in the City of San Mateo and the State of  California on the 8th day of August, 2003.

                                            Templeton China World Fund

                                            BY:   /s/David P. Goss
                                                  ------------------------------
                                                  Name:    David P. Goss
                                                  Title:   Vice President and
                                                           Assistant Secretary

Attest: /s/Robert C. Rosselot
        -------------------------------
        Name:    Robert C. Rosselot
        Title:   Assistant Secretary

         IC No. 811-7876